October 30, 2023

VIA EDGAR

Mr. Raymond Be
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4720

Re:    American Century ETF Trust (the “Registrant”)
    File Nos. 333-221045; 811-23305

Mr. Be:

This letter responds to the comments you provided on September 29, 2023, relating to Post-Effective Amendment No. 82 to the Registrant’s Registration Statement filed on August 14, 2023, for the principal purpose of adding three new series: Avantis Emerging Markets Small Cap Equity ETF (“AVEE”), Avantis U.S. Mid Cap Equity ETF (“AVMC”), and Avantis U.S. Mid Cap Value ETF (“AVMV”) (each a “Fund” and collectively the “Funds”). For your convenience, we restate your comments prior to our responses.

AVEE Prospectus

1.    Comment: In the Fees and Expenses section, please clarify the types of expenses that the Fund pays other than the management fee.

Response: We respectfully decline to make a change to this section, as we believe such disclosure is neither permitted nor required by Item 3 of Form N-1A. We direct the Staff’s attention to the disclosure in The Investment Advisor section of the prospectus, which contains a description of the expenses that are excluded from the management fee.

2.    Comment: Consider breaking up the large second paragraph of the Principal Investment Strategies section, per the plain English requirement.

Response: We made the requested change.

3.    Comment: Please customize the Style Risk to discuss the Fund’s actual investment style (e.g., value). This comment also applies to the AVMC and AVMV prospectuses.

Response: We made the requested change.

4.    Comment: Please clarify the context of the Redemption Risk in light of the fact that redemptions are only made by authorized participants. This comment also applies to the AVMC and AVMV prospectuses.

Response: The disclosure is intended to address the risks related to large shareholders generally (both authorized participants and others) redeeming or otherwise disposing of the Fund’s securities. We have retitled the risk Large Shareholder Risk and revised the disclosure to clarify.

American Century Investments
P.O. Box 410141, 4500 Main Street	1-800-345-2021 or 816-531-5575
Kansas City, MO 64141-0141	www.americancentury.com

Mr. Raymond Be
October 30, 2023

5.    Comment: Briefly discuss what notice shareholders will receive upon a change of each Fund’s investment objective.

Response: We made the requested change.

AVMC Prospectus

6.    Comment: The Principal Investment Strategies section states that the Fund places “an enhanced emphasis on securities of companies with smaller market capitalizations.” This suggests that the Fund is investing in small cap companies. Please clarify, if true, that the Fund is focusing on smaller mid cap companies.

Response: We made the requested change.

7.    Comment: Please clarify the context of the Cash Transactions Risk, given that it appears the Fund will be focusing on U.S. securities. This comment also applies to the AVMV prospectus.

Response: While the focus on U.S. securities may reduce the likelihood that redemptions will be effected in cash, these Funds still reserve the right to meet redemptions in cash (as discussed in the Creations and Redemptions section). We thus believe it is appropriate to inform shareholders of the risks related to cash redemptions.

AVMV Prospectus

8.    Comment: The disclosure in the second paragraph of the Principal Investment Strategies section is virtually identical to the disclosure in the AVMC prospectus. Please clarify the differences.

Response: We have revised the disclosure to further differentiate the Fund’s investment strategy from that of AVMC.

Statement of Additional Information

9.    Comment: The Fundamental Investment Policies section contains the following disclosure: “In addition, when a fund enters into certain transactions involving potential leveraging, it will hold offsetting positions or segregate assets to cover such obligations at levels consistent with the guidance of the SEC and its staff.” To the extent this is referring to derivative transactions, please revise to reflect the adoption of Rule 18f-4.

Response: We have deleted this language.

If you have any questions regarding the above responses, please contact the undersigned at evan_johnson@americancentury.com or (816) 340-3267.

Sincerely,

/s/ Evan C. Johnson
Evan C. Johnson
Assistant Secretary